Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2013

In accordance with the requirement of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of

Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, the supervisory committee, directors, supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All directors of the Company attended the meeting of the board of directors at which this quarterly report was considered.

1.3	The first quarterly financial report of the Company has not been audited.

1.4	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.

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2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators

		Unit: ¥ Currency: RMB
	At the end of this reporting period	At the end of last year	Increase / decrease compared with the end of last year (%)
Total assets	32,814,389,568	32,867,182,080	(0.16)
Shareholders’ equity (excluding minority interests)	26,213,802,982	25,945,189,635	1.04
Net assets per share attributable to shareholders of listed company (¥/share)	3.70	3.66	1.09

	From the beginning of the year to the end of the reporting period	Increase/decrease compared with the same period of last year (%)
Net cash flow from operating activities	647,295,018	20.14
Net cash flow from operating activities per share (¥/share)	0.091	19.74

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease compared with the same period of last year (%)
Net profits attributable to shareholders of listed company	268,613,347	268,613,347	(11.13)
Basic earnings per share (¥/share)	0.038	0.038	(11.63)
Basic earnings per share after extraordinary gain or loss (¥/share)	0.044	0.044	2.33
Diluted earnings per share (¥/share)	0.038	0.038	(11.63)
Weighted average return on net assets (%)	1.03	1.03	0.16% decrease
Weighted average return on net assets after extraordinary gain or loss (%)	1.20	1.20	0.01% increase

Extraordinary gain or loss items	Amount
(1) Net gain or loss on disposal of non-current assets	(57,414,999)
(2) Government grants included in profit or loss for the period	796,664
(3) Other non-operating income and expenses, net, other than the items above	(821,058)
(4) Effect of income tax	14,097,035
(5) Effect of minority interests (after tax)	(23,719)
Total	(43,366,077)

Note: Extraordinary loss is expressed in negative figures.

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2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period	364,198 (363,700 holders of A shares and 498 holders of H shares).

Top ten shareholders holding tradable shares without selling restrictions

Name of shareholders (Full name)	Number of tradable shares held without selling restrictions at the end of the period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,387,606,831	H shares
Account No. 2 of the National Council for Social Security Fund	274,798,700	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
China Construction Bank — Huaxia Dividend Mixed Open Securities Investment Fund	44,508,944	A shares
Bank of China Limited — Harvest Research Selected Stock Fund	37,308,794	A shares
International Finance — HSBC — JPMORGAN CHASE BANK, NATIONAL ASSOCIATION	24,122,482	A shares
YALE UNIVERSITY	20,482,813	A shares
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	20,299,833	A shares
Bank of China Limited — Harvest CSI 300 ETF	18,867,303	A shares

Note:	1,387,606,831 H shares of the Company, which accounts for 96.95% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

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3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable     ☐  Not applicable

			Unit: ¥ Currency: RMB
Balance sheet item	Item	31 March 2013	31 December 2012	% change	Major reason analysis
(1)	Bills receivable	1,100,000	100,000	1,000.00	Increase in bills receivable.

(2)	Other non-current assets	66,215,940	49,335,885	34.21	Increase in prepayments for construction.

(3)	Interests payable	48,805,541	6,889,726	608.38	Increase in provided but unpaid bond interests payable.

Statement of profit item	Item	January to March 2013	January to March 2012	% change	Major reason analysis
(1)	Finance costs — net	(17,877,968)	(5,711,598)	213.01	Cut in statutory interest rates of bank deposits and decrease in average deposit balance.

(2)	Assets Impairment loss	(326,281)	—	100.00	Provision for bad debts on receivables.

(3)	Gains from investments	(1,476,945)	2,371,715	—	Reduction in profits of an associate.

(4)	Non-operating expenses	(58,418,379)	(1,768,730)	3,202.84	Increase in loss on retirement of fixed assets.

Cash flow statement item	Item	January to March 2013	January to March 2012	% change	Major reason analysis
(1)	Cash paid relating to other operating activities	(32,535,935)	(51,398,570)	(36.70)	Decrease in deposits, imprests and other amounts relating to other operating activities paid.

(2)	Cash received relating to other investment activities	135,682,700	18,975,000	615.06	Recovery of fixed bank deposits with maturity of over three months.

(3)	Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	(446,134,619)	(343,337,915)	29.94	Increase in amounts relating to acquisition or construction of fixed assets paid, which were settled but unpaid last year.

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3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable     ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

☒  Applicable     ☐  Not applicable

The largest shareholder of the Company, Guangzhou Railway (Group) Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business relationship with the Company, Guangzhou Railway (Group) Company will minimise undergoing connected transaction with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

During the reporting period, the above undertakings were regularly performed without the existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐  Applicable     ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 26 March 2013, the Company held the twelfth meeting of the Sixth Session of the Board of Directors, at which the profit distribution proposal of the Company for 2012 was reviewed and passed. The board of directors proposed payment of a final cash dividend for 2012 of RMB0.08 (including tax) per share to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2012, totalling RMB566,682,960. The proposal will be proposed for approval at the Annual General Meeting of 2012 of the Company to be convened on 23 May 2013.

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3.6	Progress on implementation of internal control

During the reporting period, the Company has completed the evaluation of internal control for 2012 in accordance with the relevant requirements of the PRC or overseas securities regulatory authorities on internal control of listed companies and disclosed the Internal Control Evaluation Report for 2012. Price Waterhouse Coopers PLL has also been engaged to review the effectiveness of the relevant internal control set out in the financial report of the Company, and has issued an unqualified audit opinion. The relevant evaluation report and audit report have been published on the SSE’s website (http://www.sse.com.cn), HKExnews’ website (http:// www.hkexnews.hk) and the Company’s website (http://www.gsrc.com).

In 2013, the Company will continue to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control in accordance with the Basic Standard for Enterprise Internal Control and its implementation guidelines jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities, to promote the healthy and sustainable development of the Company.

Guangshen Railway Company Limited

Legal representative: Li Wenxin

25 April 2013

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4.	APPENDIX

4.1 Combined and Company Balance Sheet

31 March 2013

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
Assets	Combined		Company
	31 March 2013	31 December 2012	31 March 2013	31 December 2012
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	5,085,757,061	4,849,012,987	5,063,929,678	4,827,459,146
Bills receivable	1,100,000	100,000	1,100,000	100,000
Trade receivables	1,020,647,279	999,924,979	1,013,526,551	994,996,622
Prepayments	19,577,600	23,285,698	19,432,024	23,091,722
Interests receivable	33,491,464	42,667,598	33,384,589	42,614,160
Dividends receivable	—	—	—	10,543,568
Other receivables	99,265,751	81,434,796	133,180,504	120,596,673
Inventories	439,350,420	437,296,646	433,035,416	429,931,018
Total current assets	6,699,189,575	6,433,722,704	6,697,588,762	6,449,332,909
Non-current assets:
Long-term receivables	31,367,092	30,862,516	31,367,092	30,862,516
Long-term equity investment	189,175,173	190,652,118	268,231,288	269,708,233
Fixed assets	24,152,342,175	24,516,959,632	24,068,786,417	24,432,819,216
Consturction-in-progress	724,563,457	679,528,374	724,563,457	679,528,374
Intangible assets	528,877,270	535,584,824	500,498,203	504,835,228
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term prepaid expenses	36,851,111	40,120,184	36,210,944	39,429,482
Deferred income tax assets	104,553,169	109,161,237	103,943,158	108,293,382
Other non-current assets	66,215,940	49,335,885	58,265,038	48,057,834
Total non-current assets	26,115,199,993	26,433,459,376	26,073,120,203	26,394,788,871
Total assets	32,814,389,568	32,867,182,080	32,770,708,965	32,844,121,780

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

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4.1 Combined and Company Balance Sheet (continued)

31 March 2013

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

	Combined		Company
	31 March 2013	31 December 2012	31 March 2013	31 December 2012
Liabilities and Shareholders’ equity	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities:
Trade payables	1,739,090,616	2,046,704,132	1,720,591,369	2,033,469,556
Receipts in advance	61,884,372	83,489,465	60,994,171	82,952,447
Staff remuneration payable	311,248,265	332,567,827	306,818,048	326,929,129
Tax payable	373,137,854	396,263,171	368,842,241	392,613,855
Interests payable	48,805,541	6,889,726	48,805,541	6,889,726
Dividends payable	15,319	15,381	15,319	15,381
Other payables	436,689,625	426,876,960	467,345,384	471,352,341
Total current liabilities	2,970,871,592	3,292,806,662	2,973,412,073	3,314,222,435

Non-current liabilities:
Bonds payable	3,487,282,304	3,485,472,862	3,487,282,304	3,485,472,862
Other non-current liabilities	92,087,003	92,863,667	92,087,003	92,863,667
Total non-current liabilities	3,579,369,307	3,578,336,529	3,579,369,307	3,578,336,529
Total liabilities	6,550,240,899	6,871,143,191	6,552,781,380	6,892,558,964

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,402,265,642	2,402,265,642	2,402,265,642	2,402,265,642
Retained earnings	5,163,419,792	4,894,806,445	5,167,663,334	4,901,298,565
Total equity attributable to shareholders of the parent	26,213,802,982	25,945,189,635	26,217,927,585	25,951,562,816
Minority interests	50,345,687	50,849,254	—	—
Total shareholders’ equity	26,264,148,669	25,996,038,889	26,217,927,585	25,951,562,816
Total liabilities and shareholders’ equity	32,814,389,568	32,867,182,080	32,770,708,965	32,844,121,780

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

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4.2 Combined and Company Statement of Profit

January to March 2013

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

			Combined		Company
Item			January to March 2013	January to March 2012	January to March 2013	January to March 2012
I.	Revenues from operation		3,710,285,901	3,461,968,636	3,601,277,787	3,373,025,070
	Less:	Operating costs	(2,923,098,709)	(2,721,770,059)	(2,840,792,591)	(2,658,348,307)
		Business tax and surcharges	(92,659,462)	(92,118,497)	(87,719,239)	(88,060,065)
		Management expenses	(258,124,803)	(241,205,851)	(239,164,071)	(223,078,470)
		Finance costs — net	(17,877,968)	(5,711,598)	(17,954,782)	(5,839,190)
		Assets impairment losses	(326,281)	—	(326,281)	—
	Add:	Gains from investments	(1,476,945)	2,371,715	(1,476,945)	2,371,715
	Include:	Gains from investments in associates	(1,476,945)	2,371,715	(1,476,945)	2,371,715
II.	Profit from operation		416,721,733	403,534,346	413,843,878	400,070,753
	Add:	Non-operating income	978,986	804,239	966,925	790,511
	Less:	Non-operating expenses	(58,418,379)	(1,768,730)	(58,329,430)	(1,732,832)
	Include:	Loss on disposal of non- current assets	(57,414,999)	(37,327)	(57,361,598)	(32,272)
III.	Gross profit		359,282,340	402,569,855	356,481,373	399,128,432
	Less:	Income tax expenses	(91,172,560)	(100,935,165)	(90,116,604)	(99,782,108)
IV.	Net profit		268,109,780	301,634,690	266,364,769	299,346,324
	Net profit attributable to shareholders of the parent		268,613,347	302,239,427	—	—
	Profit or loss of minority shareholders		(503,567)	(604,737)	—	—
V.	Earnings per share
	(1) Basic earnings per share		0.038	0.043	N/A	N/A
	(2) Diluted earnings per share		0.038	0.043	N/A	N/A
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		268,109,780	301,634,690	266,364,769	299,346,324
	Total comprehensive income attributable to shareholders of the parent		268,613,347	302,239,427	—	—
	Total comprehensive income attributable to minority shareholders		(503,567)	(604,737)	—	—

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

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4.3 Combined and Company Cash Flow Statement

January to March 2013

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

Item	Combined		Company
	January to March 2013	January to March 2012	January to March 2013	January to March 2012
I. Cash flows from operating activities
Cash received from sales of goods or rendering of services	2,770,578,018	2,505,937,149	2,661,487,771	2,420,476,226
Cash received relating to other operating activities	13,540,324	16,236,309	3,475,353	11,433,865
Sub-total of cash inflows from operating activities	2,784,118,342	2,522,173,458	2,664,963,124	2,431,910,091
Cash paid for goods purchased and services accepted	(838,221,434)	(768,710,803)	(793,741,328)	(730,981,254)
Cash paid to and on behalf of employees	(1,059,114,611)	(922,571,341)	(1,011,153,381)	(881,589,484)
Tax paid	(206,951,344)	(240,705,530)	(200,670,412)	(234,987,360)
Cash paid relating to other operating activities	(32,535,935)	(51,398,570)	(30,309,938)	(46,305,491)
Sub-total of cash outflows from operating activities	(2,136,823,324)	(1,983,386,244)	(2,035,875,059)	(1,893,863,589)
Net cash flows from operating activities	647,295,018	538,787,214	629,088,065	538,046,502
II. Cash flows from investing activities
Cash received from gains from investments	—	—	10,543,568	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	975	12,674	975	12,674
Other cash received relating to investment activities	135,682,700	18,975,000	135,682,700	18,975,000
Sub-total of cash inflows from investing activities	135,683,675	18,987,674	146,227,243	18,987,674
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	(446,134,619)	(343,337,915)	(438,744,776)	(343,343,292)
Sub-total of cash outflows from investing activities	(446,134,619)	(343,337,915)	(438,744,776)	(343,343,292)
Net cash flows from investing activities	(310,450,944)	(324,350,241)	(292,517,533)	(324,355,618)

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4.3 Combined and Company Cash Flow Statement (continued)

January to March 2013

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

Item		Combined		Company
		January to March 2013	January to March 2012	January to March 2013	January to March 2012
III.	Cash flows from financing activities
	Cash paid relating to other financing activities	(100,000)	(100,002)	(100,000)	(100,002)
	Sub-total of cash outflows from financing activities	(100,000)	(100,002)	(100,000)	(100,002)
	Net cash flows from financing activities	(100,000)	(100,002)	(100,000)	(100,002)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V.	Net increase in cash and cash equivalents	336,744,074	214,336,971	336,470,532	213,590,882
	Add: Balance of cash and cash equivalents at the beginning of the period	675,012,987	1,366,756,901	659,459,146	1,350,991,781
VI.	Balance of cash and cash equivalents at the end of the period	1,011,757,061	1,581,093,872	995,929,678	1,564,582,663

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.4	Audit Report

☐ Applicable    ☒ Not applicable

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